E X H I B I T  1 9 . 1
To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 1998 and 1997 are summarized below.
     The Company enjoyed a successful first quarter in 1998, posting an increase in net income despite a modest decline in revenues. Net sales and lease revenues amounted to $11,672,949 compared to $11,898,645 recorded during the first quarter of 1997. Revenues related to the sale of fasteners and cold-formed products increased compared to the first quarter of 1997 as demand for these products remained relatively high. Those gains were offset by lower revenues from the sale of automatic assembly equipment. Demand in this segment has not been as strong as in the prior period, and, based upon recent activity, we do not anticipate that demand will increase in the near future.
     We are pleased to report that net income improved to $914,820, or $.78 per share on 1,169,100 average shares outstanding. It should be noted that net income during the first quarter of 1997 was reduced by approximately $.18 per share due to certain accounting conventions, and conservative estimates, associated with purchase accounting in connection with the acquisition of H & L Tool Company that occurred in the fourth quarter of 1996. Therefore, on an adjusted basis, earnings for both periods are approximately equal, despite marginally lower sales levels and a less favorable product mix in the first quarter of 1998.
     Overall, we continue to be pleased with results. We remain focused on our core operations, with an emphasis on cost control and operating improvements. Our quality and service initiatives are on schedule: a second facility recently received accreditation to the coveted QS9000 standard and a third facility has been recommended for registration. Our backlog of open orders is not as large as one year ago, and incoming orders are not quite as strong as those enjoyed a year ago, but we believe that business will remain strong enough to maintain operations for the foreseeable future. We continue to solicit new business from customers, and potential customers, in a variety of industries, but our primary market continues to be centered around the automobile industry, and our level of operations remain very closely tied to the level of activity in that sector of the economy.
     The 1998 annual meeting of shareholders will be held at the Company's headquarters in Naperville, Illinois at 10:00 AM on Tuesday, May 12, 1998. All shareholders are cordially invited to attend. Formal notice of the meeting and proxy materials, including the Company's 1997 Annual Report to Shareholders were distributed early in April. If you have not already completed and returned your proxy, we ask that you do so at your earliest convenience, even if you plan to attend the meeting. Thank you.

Respectfully yours,


 John A. Morrissey                        John C. Osterman
 Chairman                                        President

April 17, 1998

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, and the price and availability of the Company's primary raw materials. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.


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


CHICAGO RIVET & MACHINE CO.
Summary of Consolidated Results of Operations
For the Three Months Ended March 31

                                                    1998               1997
                                                    ----               ----
Net sales and lease revenue..............      $  11,672,949     $  11,898,645
Income before taxes  ....................          1,424,820         1,165,983
Income after taxes ......................            914,820           731,983
Net income per share.....................                .78               .62
Average shares outstanding...............          1,169,100         1,171,496

(All figures subject to year end audit)














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